Berylline Corporation
A Michigan Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2021 and 2020

Berylline Corporation

TABLE OF CONTENTS



To the Board of Directors of
Berylline Corporation
Rochester, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Berylline Corporation (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 23, 2022

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Berylline Corporation
BALANCE SHEETS (UNAUDITED)
As of December 31, 2021 and 2020

		2021		2020
ASSETS				
Current Assets:				
Cash and cash equivalents	$	15,792	$	31,501
Accounts receivable		8,672		8,672
Prepaid expenses		3,285		2,165
Inventory		39,644		35,784
Total Current Assets		67,393		78,122
Non-Current Assets:				
Property and equipment, net		-		-
Total Non-Current Assets		-		-
TOTAL ASSETS	$	67,393	$	78,122
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable and accrued expenses	$	21,001	$	-
Accrued interest		28,396		23,596
Note payable		40,000		40,000
Total Current Liabilities		89,397		63,596
Stockholders' Equity (Deficit):				
Common stock, no par value, 1,681,093 shares authorized, 1,206,035 shares issued and outstanding as of each December 31, 2021 and 2020		-		-
Additional paid-in capital		454,259		454,259
Accumulated deficit		(476,263)		(439,733)
Total Stockholders' Equity (Deficit)		(22,004)		14,526
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	67,393	$	78,122

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

Berylline Corporation
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 15,162	$ 15,382
Cost of net revenues	24,464	12,824
Gross profit (loss)	(9,302)	2,558
Operating Expenses:		
General and administrative	17,283	16,030
Research and development	1,411	29,878
Sales and marketing	6,034	204
Total Operating Expenses	24,728	46,112
Loss from operations	(34,030)	(43,554)
Other Income (Expense):		
Interest expense	(4,800)	(4,800)
Other income	2,300	5,350
Total Other Income (Expense)	(2,500)	550
Net loss	$ (36,530)	$ (43,004)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Berylline Corporation
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2021 and 2020

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Number of Shares	Amount			
Balance at January 1, 2020	1,281,035	$ -	$ 454,259	$ (396,729)	$ 57,530
Adjustment	(75,000)	-	-	-	-
Net loss	-	-	-	(43,004)	(43,004)
Balance at December 31, 2020	1,206,035	-	454,259	(439,733)	14,526
Net loss	-	-	-	(36,530)	(36,530)
Balance at December 31, 2021	1,206,035	$ -	$ 454,259	$ (476,263)	$ (22,004)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

Berylline Corporation
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities		
Net Loss	$ (36,530)	$ (43,004)
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	-	(8,672)
(Increase)/Decrease in prepaid expenses	(1,119)	(141)
(Increase)/Decrease in inventory	(3,860)	(35,784)
Increase/(Decrease) in accounts payable	21,000	-
Increase/(Decrease) in accrued interest	4,800	4,800
Net Cash Used in Operating Activities	(15,709)	(82,801)
Net Change in Cash	(15,709)	(82,801)
Cash at Beginning of Period	31,501	114,302
Cash at End of Period	$ 15,792	$ 31,501
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

Berylline Corporation
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Berylline Corporation (the "Company") was initially organized as a limited liability company (Berylline LLC) on April 11, 2011 and was then converted to a corporation on July 15, 2013, under the laws of Michigan. The Company was formed with the purpose of designing and manufacturing 3-wheeled hybrid motor scooters for dealer distribution.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Credit Risk

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash balance did not exceed federally insured limits.

The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash balance were held at one accredited financial institution.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. The Company periodically reviews its receivables on a customer-by-customer basis to assess whether an allowance for doubtful accounts is necessary. No allowance for doubtful accounts was recorded as of December 31, 2021 and 2020.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Inventory</u>

Inventory is stated at the lower of cost or market and accounted for using the first-in, first-out (FIFO) method. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. No inventories were impaired and written off as obsolete as of December 31, 2021 and 2020. Inventory held as of December 31, 2021 and 2020 consisted of finished goods.

<u>Property and Equipment</u>

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. There is currently one capitalized asset with a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost related accumulated depreciation are removed from the accounts and the net amount less any proceeds from its disposal is recognized in statements of operations.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable, and writes the assets down as necessary. No impairment was recognized for the years ended December 31, 2021 and 2020.

As of December 31, 2021 and 2020, a fully depreciated vehicle trailer with a historical cost of $3,147 is still is use by the Company.

<u>Revenue Recognition</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives its revenue from the sale of 3-wheeled scooters. Revenue is recognized at a point in time when control of the asset is transferred to the customer, which is upon delivery at the customer's location. The normal credit term is up to one year from the delivery date.

The Company recognized $2,300 of other income in 2021 for sale of materials other than those related to the Company's principal operations. In 2020 $5,350 of other income was recognized from receipt of insurance settlement proceeds.

<u>Costs of Net Revenues</u>

The Company's costs of net revenues include the costs of its third party manufactured products, together with freight, taxes, and duties, and allocations of time for minimal additional assembly required to bring the products to saleable condition.

<u>Sales & Marketing</u>

Sales and marketing costs are expensed as incurred. Total expense related to sales and marketing was $6,034 and $204 for the years ended December 31, 2021 and 2020, respectively.

<u>Research and Development</u>

Research and development costs are expensed as incurred. Total expense related to research and development was $1,411 and $29,878 for the years ended December 31, 2021 and 2020, respectively.

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $469,622 and $407,559 as of December 31, 2021 and 2020, respectively. The Company pays Federal and Michigan income taxes and has used an effective blended rate of 25.7% to derive net deferred tax assets of $128,190 and $110,979 as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company recorded a full valuation allowance as at December 31, 2021 and 2020 to reduce the net deferred tax asset to zero. Accordingly, the Company's effective tax rate was 0% for the years ended December 31, 2021 and 2020.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $36,530 and $43,004 for the years ended December 31, 2021 and 2020, respectively, has an accumulated deficit of $476,263 as of December 31, 2021, and has limited liquid assets to satisfy its obligations as they come due with $15,792 of cash and a working capital deficit of $22,004 as of December 31, 2021. The Company is also in default on its loan obligation, as described in Note 5. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company authorized a total of 1,681,093 shares of common stock with no par value.

The Company has 1,206,035 shares of common stock issued and outstanding as of December 31, 2021 and 2020. The Company reduced its outstanding shares of common stock by 75,000 shares in 2020 to correct for a historic erroneous stock issuance.

See Note 6 regarding other potentially equity effecting arrangements outstanding, including dilution protections extended to a 10% shareholder.

In 2021, the Company commenced an offering of its common stock under Regulation CF at a price per share of $5.22 per share. The Company has not yet closed any funds under this offering as of December 31, 2021.

NOTE 5: NOTE PAYABLE

On August 6, 2013, the Company entered into a subordinated promissory note agreement with Ann Arbor SPARK, a Michigan nonprofit corporation. The principal amount of the note is $40,000. The note bears interest of 12% per annum and requires payment of accrued interest quarterly beginning on August 6, 2014 until the note is paid in full. The note initially matured on August 6, 2015; however, on May 7, 2015, the maturity date was extended to August 6, 2016. Principal and accrued interest is required to be paid in full upon maturity. Principal and accrued interest is also required to be paid in full if there is a change of control of the Company, if equity financing of greater than $1,000,000 is received, or on the date on which additional investment in the Company is first approved by the Michigan Pre-Seed Capital Fund, whichever occurs first. The Company did not make the required quarterly payments of accrued interest through December 31, 2021, did not repay all principal and interest in full upon maturity, and therefore is in default on the note terms.

The note is subordinate to all other Company indebtedness, defined as the principal and interest on and fees and other amounts payable with respect to all debt or obligations of the Company for borrowed money.

The note payable balance amounted to $40,000 as at December 31, 2021 and 2020. Interest expense on the note payable was $4,800 for each of the years ended December 31, 2021 and 2020 and accrued interest payable amounted to $28,396 and $23,596 as of December 31, 2021 and 2020, respectively. No principal payments have been made on the note as of December 31, 2021 and 2020.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

<u>Business Advisor Agreement</u>

On October 24, 2015, the Company entered into a business advisor agreement. The business advisor assists the Company in preparing the funding package and offering document, and in other funding related tasks as deemed needed. In exchange, the Company awarded the business advisor 25,000 shares of the Company's common stock and reserved an additional 25,000 shares of common stock to be allocated upon the securing of funding of $2,000,000. Shares will be diluted along with other shares in the event of new investors. As of December 31, 2021 and 2020, the condition to secure funding of $2,000,000 had not been met by the business advisor.

<u>Wanhoo Agreement</u>

On December 9, 2012, the Company entered into an agreement with Wanhu Electromechanical Co., Ltd. (Wanhoo), wherein Wanhoo invested $100,000 at phase 1 development in exchange for a 10% share in the Company. Shares will be diluted along with other shares in the event of new investors. Per the agreement, Wanhoo is entitled to a 10% share of the Company's profit or loss, is guaranteed access to the Company's hybrid technology, and in general, is named the exclusive technology transferring party in China. As part of the agreement, the Company and Wanhoo are each committed to contributing $250,000 for phase 2 work, which is defined as work subsequent to the beginning of the design of the production model. In 2020, this agreement was cancelled, though the related shares remain outstanding.

<u>Business Partner Agreement</u>

On June 1, 2015, the Company entered into a business partner agreement to recruit a lead engineer and director for hybrid technologies. In exchange for providing such services defined in the agreement, the Company is committed to compensating the lead engineer at $35 per hour plus 30 shares of the Company's common stock per hour up to a maximum of $10,000 cash. After the cash maximum is reached, the lead engineer will be compensated at 65 shares of common stock, and will be provided with a sign-on incentive of 20,000 shares of common stock after completing 400 hours of work. The total number of shares of the Company's common stock committed under this agreement is 50,000. Shares will be diluted along with other shares in the event of new investors. On January 24, 2020, this agreement was cancelled, no services were provided in connection with the agreement through the date of cancellation.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.